UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BRUKER CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

116794108

(CUSIP Number)

Richard M. Stein, Esq.

Nixon Peabody LLP

100 Summer Street

Boston, MA 02110

(617) 345-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 116798104

1	Name of Reporting Persons Frank H. Laukien, Ph.D.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States and Germany (dual citizenship)

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,224,445 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 36,108,136 shares

	10	Shared Dispositive Power 2,116,309 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,224,445 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.3%

14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) filed on February 29, 2008 with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Bruker Corporation, a Delaware corporation, beneficially owned by the Reporting Person. The address of the principal executive offices of the Company is 40 Manning Road, Billerica, MA 01821.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds.

Item 3 to Schedule 13D is amended, in pertinent part, as follows:

The Reporting Person used an aggregate of approximately $10,662,922 to purchase the additional shares of Common Stock reported as beneficially owned in Item 5 since the filing on Schedule 13D. Personal funds of the Reporting Person were used to purchase these shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a)           The Reporting Person beneficially owns 38,224,445 shares of Common Stock, representing 23.3% of the outstanding shares of Common Stock. The percent of class is calculated on the basis of 164,066,184 shares of Common Stock issued and outstanding as of March 9, 2009.

(b)           Number of shares as to which the Reporting Person has:

(i)           Sole power to vote or to direct the vote:  38,224,445

(ii)          Shared power to vote or to direct the vote:  0

(iii)         Sole power to dispose or to direct the disposition of:  36,108,136

(iv)        Shared power to dispose or to direct the disposition of:  2,116,309

(c)           A list of the purchases of Common Stock effected by the Reporting Person during the past sixty days is set forth on Schedule I annexed hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2009

/s/ Frank H. Laukien
FRANK H. LAUKIEN, PH.D.

Schedule I

Transactions Effected During the Past Sixty Days

Date of transaction	Amount of securities Bought/(Sold)	Price per share (excluding commissions)	Where and how the transaction was effected
5-Mar-09	721	$3.63	Open Market Purchase
5-Mar-09	3,700	$3.65	Open Market Purchase
5-Mar-09	1,796	$3.67	Open Market Purchase
5-Mar-09	3,400	$3.68	Open Market Purchase
5-Mar-09	3,885	$3.69	Open Market Purchase
5-Mar-09	6,616	$3.70	Open Market Purchase
5-Mar-09	6,398	$3.71	Open Market Purchase
5-Mar-09	4,700	$3.72	Open Market Purchase
5-Mar-09	3,394	$3.73	Open Market Purchase
5-Mar-09	4,300	$3.74	Open Market Purchase
5-Mar-09	2,100	$3.75	Open Market Purchase
5-Mar-09	2,100	$3.76	Open Market Purchase
5-Mar-09	1,300	$3.77	Open Market Purchase
5-Mar-09	8,802	$3.78	Open Market Purchase
5-Mar-09	4,367	$3.79	Open Market Purchase
5-Mar-09	10,805	$3.80	Open Market Purchase
5-Mar-09	2,200	$3.81	Open Market Purchase
5-Mar-09	382	$3.82	Open Market Purchase
5-Mar-09	7,700	$3.83	Open Market Purchase
5-Mar-09	7,477	$3.84	Open Market Purchase
5-Mar-09	12,900	$3.85	Open Market Purchase
5-Mar-09	6,100	$3.86	Open Market Purchase
5-Mar-09	9,300	$3.87	Open Market Purchase
5-Mar-09	300	$3.875	Open Market Purchase
5-Mar-09	3,957	$3.88	Open Market Purchase
5-Mar-09	4,500	$3.89	Open Market Purchase
5-Mar-09	1,800	$3.90	Open Market Purchase
6-Mar-09	400	$3.71	Open Market Purchase
6-Mar-09	1,600	$3.72	Open Market Purchase
6-Mar-09	1,200	$3.73	Open Market Purchase
6-Mar-09	6,706	$3.74	Open Market Purchase
6-Mar-09	3,622	$3.75	Open Market Purchase
6-Mar-09	3,102	$3.76	Open Market Purchase
6-Mar-09	1,216	$3.77	Open Market Purchase
6-Mar-09	500	$3.78	Open Market Purchase
6-Mar-09	500	$3.79	Open Market Purchase
6-Mar-09	10,400	$3.80	Open Market Purchase
6-Mar-09	3,700	$3.81	Open Market Purchase
6-Mar-09	5,107	$3.82	Open Market Purchase
6-Mar-09	5,800	$3.83	Open Market Purchase
6-Mar-09	9,600	$3.84	Open Market Purchase
6-Mar-09	12,733	$3.85	Open Market Purchase
6-Mar-09	8,566	$3.86	Open Market Purchase
6-Mar-09	6,281	$3.87	Open Market Purchase
6-Mar-09	8,235	$3.88	Open Market Purchase
6-Mar-09	12,952	$3.89	Open Market Purchase
6-Mar-09	2,600	$3.90	Open Market Purchase
6-Mar-09	600	$3.91	Open Market Purchase
6-Mar-09	5,400	$3.94	Open Market Purchase

6-Mar-09	4,900	$3.95	Open Market Purchase
6-Mar-09	3,484	$3.96	Open Market Purchase
6-Mar-09	996	$3.97	Open Market Purchase
6-Mar-09	4,800	$4.08	Open Market Purchase
9-Mar-09	700	$4.11	Open Market Purchase
9-Mar-09	2,600	$4.12	Open Market Purchase
9-Mar-09	2,300	$4.13	Open Market Purchase
9-Mar-09	10,110	$4.15	Open Market Purchase
9-Mar-09	4,200	$4.16	Open Market Purchase
9-Mar-09	11,107	$4.17	Open Market Purchase
9-Mar-09	11,600	$4.18	Open Market Purchase
9-Mar-09	22,157	$4.19	Open Market Purchase
9-Mar-09	14,600	$4.20	Open Market Purchase
9-Mar-09	5,300	$4.21	Open Market Purchase
9-Mar-09	10,710	$4.22	Open Market Purchase
9-Mar-09	14,550	$4.23	Open Market Purchase
9-Mar-09	15,066	$4.24	Open Market Purchase
10-Mar-09	2,317	$4.26	Open Market Purchase
10-Mar-09	4,600	$4.27	Open Market Purchase
10-Mar-09	1,700	$4.28	Open Market Purchase
10-Mar-09	1,326	$4.30	Open Market Purchase
10-Mar-09	100	$4.305	Open Market Purchase
10-Mar-09	4,300	$4.31	Open Market Purchase
10-Mar-09	7,200	$4.32	Open Market Purchase
10-Mar-09	2,362	$4.33	Open Market Purchase
10-Mar-09	6,300	$4.34	Open Market Purchase
10-Mar-09	7,800	$4.35	Open Market Purchase
10-Mar-09	25,960	$4.36	Open Market Purchase
10-Mar-09	1,400	$4.365	Open Market Purchase
10-Mar-09	8,500	$4.37	Open Market Purchase
10-Mar-09	14,300	$4.38	Open Market Purchase
10-Mar-09	1,989	$4.39	Open Market Purchase
10-Mar-09	7,200	$4.40	Open Market Purchase
10-Mar-09	2,200	$4.41	Open Market Purchase
10-Mar-09	3,176	$4.42	Open Market Purchase
10-Mar-09	1,800	$4.43	Open Market Purchase
10-Mar-09	900	$4.435	Open Market Purchase
10-Mar-09	10,623	$4.44	Open Market Purchase
10-Mar-09	1,006	$4.45	Open Market Purchase
10-Mar-09	941	$4.46	Open Market Purchase
10-Mar-09	2,600	$4.47	Open Market Purchase
10-Mar-09	4,400	$4.48	Open Market Purchase